September 21, 2011

VIA EDGAR

Mr. Briccio Barrientos
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:          American Beacon Funds (File Nos. 033-11387 and 811-04984)
Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Barrientos:

The following are responses to the comments that we received from you by telephone on May 24, 2011 and subsequent discussions regarding Post-Effective Amendment No. 107 to the Registration Statement on Form N-1A for the American Beacon Flexible Bond Fund, a new series of the American Beacon Funds (“Registrant” or “Fund”) that was filed with the Securities and Exchange Commission (“SEC”) on April 19, 2011.  Your comments and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) Staff comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.
Under “Principal Investment Strategies” on page two of the Fund Summary, please revise the Fund’s 80% policy to replace the reference to “fixed-income instruments” with “bonds,” consistent with the Fund’s name.

The Registrant believes that the use of the term “fixed income instruments” in the Fund’s 80% policy is consistent with the Fund’s name.  The terms “fixed income” and “bond” both refer to debt securities.  For this reason, the terminology “fixed income securities” and “bonds” is commonly used interchangeably by mutual funds.  The Registrant notes that it is not uncommon for a mutual fund with the word “bond” in its name, to have adopted a policy to invest at least 80% of its assets in fixed income securities.  Mutual

Securities and Exchange Commission
September 21, 2011

funds that have followed this practice include, for example: the Global Bond Trust, a series of John Hancock Trust; the RBC BlueBay Emerging Market Select Bond Fund, a series of RBC Funds Trust; the PIMCO Emerging Local Bond Fund, a series of PIMCO Funds; the Leader Short-Term Bond Fund, a series of Northern Lights Fund Trust; and the Columbia Emerging Markets Bond Fund, a series of Columbia Funds Series Trust.  The Registrant respectfully declines the comment because the Fund’s name and 80% policy are consistent with accepted industry practice.

2.
Under “Principal Investment Strategies” on page two of the Fund Summary, please clarify whether the Fund’s investments in derivative instruments will be counted toward the Fund’s 80% policy by deleting the reference to derivative instruments from the 80% policy and including a separate sentence regarding derivative instruments following the 80% test.

The Fund’s 80% policy includes a reference to “derivative instruments that provide exposure to fixed income instruments.”  Because the Registrant believes that the inclusion of the reference to derivative instruments within the Fund’s 80% policy clearly indicates that such instruments will be counted toward the Funds 80% policy, the Registrant respectfully declines this comment.

3.
Please confirm that the Fund’s disclosure with respect to investments in derivatives complies with the SEC Staff’s July 30, 2010 letter to the Investment Company Institute (“ICI Letter”).  Pursuant to subsequent discussions, please revise the existing disclosure to remove references to “may” and disclose that the Fund may “significantly” invest in derivative instruments.

Per the ICI Letter, the Registrant has disclosed under “Principal Investment Strategies” and “Principal Risks” the specific types of derivatives in which the Fund may invest and the attendant risks.  The Registrant confirms that the Fund’s disclosure with respect to derivatives complies with the ICI Letter.

4.	Please add a discussion of leverage under “Principal Investment Strategies” in light of the inclusion of “Leveraging Risk” under “Principal Investment Risks.”

The Registrant respectfully declines this comment because the Fund will not actively seek to leverage the Fund’s portfolio.

5.
Please indicate whether the Fund’s equity investments are subject to any limitations with respect to the market capitalization of the companies in which the Fund may invest.  If there are no such limitations, please revise the applicable disclosure under “Principal Investment Strategies” to indicate that the Fund may invest in equity securities of any market capitalization.

Securities and Exchange Commission
September 21, 2011

The Fund’s equity investments are not subject to any limitations with respect to the market capitalizations of the companies the Fund may invest.  The Fund has revised the applicable disclosure to clarify that there are no such limits.

6.
Please revise the Fund’s disclosure regarding the weighted average effective duration in the sixth paragraph under “Principal Investment Strategies” by: (1) including in this section an illustration of the effect of an interest rate increase of 1% on a hypothetical portfolio with a positive duration of one year and a negative duration of one year; and (2) explaining what type of “derivative instruments” or strategies may give rise to a negative duration.

The Registrant has revised the applicable disclosure.

7.	Please revise “Equity Securities Risk” to include small- and mid-capitalization companies risk disclosure.

The Registrant has revised the applicable disclosure.

8.	Please revise the “Increase in Expenses Risk” disclosure under “Principal Investment Strategies” to clarify what events might cause an increase in Fund expenses.

The Registrant has deleted the above referenced risk disclosure.

9.	Under “Principal Risks” on page three of the Fund Summary, please delete “Investment Risk” if such risk disclosure is not applicable pursuant to Form N-1A.

The Registrant confirms that the above captioned risk disclosure is required pursuant to Item 4(b)(1)(iii) under Form N-1A, which requires disclosure that an investment in a fund is not insured by the Federal Deposit Insurance Corporation if a fund is “advised by or sold through an insured depository institution.”  Title 1000, Section 3 of the Federal Deposit Insurance Act (“Act”) defines “depository institution” as “any bank,” which is defined as any “national bank” or “state bank.”  Under the Act, a “state bank” includes “any bank, banking association, trust company, savings bank, [or] industrial bank . .. . .”  Pursuant to the selling arrangements that are in place for the Fund, the Fund may be sold by various financial intermediaries through the trust department of any bank or through other trust companies.  Accordingly, the Registrant has retained “Investment Risk” in the Fund’s prospectus pursuant to Item 4(b)(1)(iii) of Form N-1A.

Securities and Exchange Commission
September 21, 2011

10.
Under “Additional Information About Investment Policies and Strategies,” please disclose whether shareholders will be provided notice of changes to the Fund’s non-fundamental principal investment objective.

The Fund will provide the 60 day notice required by Rule 35d-1 under the Investment Company Act of 1940 when the Rule is applicable to a change in the Fund’s investment policies. In addition, the Fund expects to provide shareholders with reasonable advance notice of material changes to the Fund’s non-fundamental investment objective or material investment policies. However, we note that Form N-1A does not require the Fund to specify in its Registration Statement a notice period for changes to the Fund’s non-fundamental investment objective or other material policies and therefore, we respectfully disagree with the proposed revision.

11.
Under “Additional Information About Investment Policies and Strategies,” please revise the paragraph with respect to the Fund’s 80% policy consistent with any changes made to the Fund’s Item 4 disclosure.

The Registrant has revised the applicable disclosure.

12.
In the section of the prospectus titled “Additional Information About the Investments,” please: (1) identify the principal investment strategies and risks and the non-principal investment strategies and risks that apply to the Fund; and (2) provide additional discussion of the principal investment strategies of the Fund pursuant to Item 9 of Form N-1A.

The Registrant has expanded its Item 9 disclosure pursuant to the Staff’s comment.

13.
Under “Additional Information About Principal Risks,” the Fund includes risk disclosure with respect to “Loan Participation Interests” and “Market Risk.”  Please disclose that such investments are a part of the Fund’s principal investment strategy in the Funds Item 4 disclosure in the Fund Summary.

The Registrant has included a reference to loan participation interests in its Item 4 disclosure.  The disclosure with respect to “Market Risk” refers to general risks associated with equity and fixed income investments, which are discussed in the Fund’s Item 4 disclosure. .

14.
In the section titled “The Sub-Advisor,” please: (1) confirm whether Mr. McIntyre of Brandywine Global Investment Management, LLC currently holds the positions of associate portfolio manager and senior research analyst, which he assumed in 2006; (2) confirm that Mr. Haywood of GAM International Management Ltd.

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September 21, 2011

(“GAM”) held the position of Chief Investment Officer at Augustus from at least 2006 to 2009; and (3) confirm that Mr. Daniel Sheard of GAM has held his current position of Investment Manager since he joined GAM in 2009.

The Registrant has revised the applicable disclosure.

Statement of Additional Information

15.
Please revise fundamental investment limitation number 7 on page 28 of the Registrant’s SAI to clarify that the limitation does not apply to tax-exempt securities issued by municipalities and their agencies.

The Registrant has revised the fundamental investment limitation in response to the Staff’s comment.

16.
In the section of the SAI titled “Portfolio Managers,” under the sub-section titled “Compensation,” please revise the discussion of the compensation of GAM’s portfolio managers to indicate whether the performance based compensation is based on pre- or post-tax performance, the time period for measuring performance and whether performance is measured against any applicable peer group or indices.

The Registrant has revised the applicable disclosure.

*           *           *           *

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9187.

Sincerely,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

cc:           Rosemary Behan
John Okray
   American Beacon Advisors, Inc.